Exhibit 99.4

I, Urs Kamber, the Chief Financial Officer of Centerpulse Ltd., do hereby certify as follows:

(i)  this Current Report on Form 6-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in this Current Report on Form 6-K fairly presents, in all material respects, the financial condition and results of operations of Centerpulse Ltd.

Dated:  August 19, 2003

/s/ Urs Kamber
Urs Kamber
Chief Financial Officer